FILTRONA

RECEIVED

2005 NOV -7 A 11: 14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Filtrona plc

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA

SUPPL

05012363

31 October 2005

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona") is a public limited company organised under the laws of England and Wales. In connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b)(1)(ii), I confirm that since our last disclosure to you of 2 October 2005, we have not –

- made public any information pursuant to the laws of England and Wales;
- filed any information with the London Stock Exchange where Filtrona are listed;
- filed any information with the Registrar of Companies where Filtrona is registered;
- distributed any information to Filtrona's security holders.

To this end, we have no information to furnish to you for the period 2 to 31 October 2005.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED

NOV 08 2005

THOMSON
FINANCIAL

Shanny Looi
Deputy Company Secretary
Email: shannylooi@filtrona.com